

November 9, 2020

Jim Frankola
Chief Financial Officer
Cloudera, Inc.
395 Page Mill Road
Palo Alto, CA 94306

       Re: Cloudera, Inc.
          Form 10-K for the Fiscal Year Ended January 31, 2020
          Filed March 27, 2020
          File No. 001-38069

Dear Mr. Frankola:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                Division of Corporation Finance
                Office of Technology